BB 3/13



SECURITIES AND EXCHANGE COMMISSION

07004232

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynda Cabell (210) 498-0957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower
100 West Houston Street (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lynda Cabell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2010

Lynda Cabell
Signature

Senior Vice President - Corporate Controller
Title

Rose Mary Maldonado
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


USAA®

USAA INVESTMENT MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)



■ Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, Texas 78205-1403

■ Phone: (210) 228-9696
Fax: (210) 242-7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 19, 2007

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 62,341,383
Cash segregated under federal regulations	71,989,243
Deposits with clearing organizations	4,324,873
Receivable from brokers or dealers:	
Securities failed to deliver	457,634
Securities borrowed	3,974,215
Receivable from customers	152,778,107
Securities owned, at market value	636,010
Due from related parties (includes amounts due from USAA mutual funds of $11,809,783)	12,097,191
Dividends and interest receivable	632,467
Equipment and software, at cost, net of accumulated depreciation	4,386,598
Prepaid pension	31,094,229
Other assets	4,680,608
Total assets	$ 349,392,558
Liabilities and Stockholders' Equity	
Payable to brokers or dealers:	
Securities failed to receive	$ 1,214,012
Payable to clearing organizations	9,542,058
Payable to customers	218,450,468
Securities sold, not yet purchased, at market value	531,559
Due to related parties (includes amounts due to USAA mutual funds of $6,367,494)	17,819,786
Accrued expenses and other liabilities	30,472,448
Current income taxes payable, net	1,060,728
Deferred income taxes payable, net	7,839,924
Total liabilities	286,930,983
Stockholders' equity:	
Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding	5,000,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	27,311,742
Retained earnings	30,149,832
Total stockholders' equity	62,461,575
Total liabilities and stockholders' equity	$ 349,392,558

See accompanying notes to statement of financial condition.

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO) is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

IMCO is a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker/dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a member of the Chicago Stock Exchange. As an investment adviser, IMCO provides advisory services to the USAA mutual funds, USAA and certain of its affiliates, and to certain institutions and individuals. IMCO provided advisory services to the USAA Life funds sold through variable insurance products of USAA Life Insurance Company through June 2006, when they were liquidated. As a broker/dealer, IMCO offers brokerage services and serves as the underwriter and distributor of the USAA mutual funds and provided these services for the USAA Life funds through June 2006, when they were liquidated.

(b) Basis of presentation

The accounting and reporting policies of IMCO conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of money market mutual funds and highly liquid marketable securities that have a maturity at purchase of three months or less. IMCO held an investment in a money market fund of $53,356,206.

(d) Securities transactions

Securities owned and securities sold, not yet purchased, are carried at fair value. Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the statement of financial condition.

(e) Receivable from/payable to brokers or dealers

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed are recorded at the amount of collateral advanced. Securities borrowed transactions require IMCO to deposit cash or other collateral with the lender. IMCO monitors the fair value of securities borrowed on a daily basis, with additional collateral provided or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(Continued)

(f) Receivable from/payable to customers

Receivable from customers includes amounts due on cash and margin transactions. Payable to customers is the result of transactions or deposits. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

(g) Equipment and software

Equipment and software consists primarily of purchased and internally developed software. Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project during the application development stage. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Depreciation of EDP equipment is computed using the double-declining balance method over an estimated useful life of three years. Vehicles are depreciated on a straight-line basis over an estimated useful life of four years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation. Equipment and software accumulated depreciation and amortization was $5,328,194 at December 31, 2006.

(h) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

IMCO files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(i) Recently issued accounting standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 is effective for IMCO on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. IMCO has completed its evaluation of FIN 48 and concluded that the application of FIN 48 does not materially affect its financial position.

(Continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards (FAS) 157, *Fair Value Measurements* (FAS 157). FAS 157 is effective for IMCO on January 1, 2008. Briefly, FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 only applies in situations where other accounting pronouncements require or permit fair value measurements, and therefore FAS 157 does not require any new fair value measurements. IMCO is in the process of evaluating the impact of FAS 157 but does not believe it will have a material impact on its financial position.

(2) Cash segregated under federal regulations

At December 31, 2006, cash totaling $71,989,243 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

(3) Transactions with related parties

(a) Due from/to related parties

IMCO acts as investment adviser to the USAA mutual funds. IMCO also provides certain services on behalf of its affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), USAA, and certain of its subsidiaries. Additionally, SAS provides certain services on behalf of IMCO. Net amounts owed to IMCO for these services are included in due from related parties. Amounts are settled monthly.

IMCO has contracted certain services from USAA, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, IMCO pays for these various services, and amounts owed are included in due to related parties. Amounts are settled monthly. The contracted services and allocations are based upon various formulas or agreements.

IMCO and USAA Financial Advisors, Inc. (FAI), and IMCO and USAA Financial Planning Services Insurance Agency, Inc. (FPS), both affiliated companies, have entered into referral agreements covering services rendered by FAI and FPS to IMCO. Under the terms of each referral agreement, IMCO retained FAI and FPS to refer USAA members (when a referral best suited the needs of the USAA member) to IMCO in exchange for a fee. This fee is based solely on referrals made to IMCO, and is not dependent on any product purchased. Amounts are settled monthly.

IMCO provides and receives services pursuant to various service fee agreements with the USAA Federal Savings Bank, an affiliated company. Amounts are settled monthly.

(b) Funding agreement

Under the terms of an intercompany funding agreement, IMCO may borrow up to $275,000,000 from CAPCO through March 31, 2007. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding under this agreement at December 31, 2006.

(Continued)

(c) Employee benefit plans

Defined benefit pension plan

Substantially all employees of IMCO are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan at the date of retirement. Prepaid pension at December 31, 2006 of $31,094,229 represents the excess of allocated funding requirements to IMCO over its allocated net periodic pension cost.

In September 2006, the FASB issued Statement of FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, and 106* (FAS 158). In summary, FAS 158 requires a sponsor to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, which will be effective for USAA (the sponsor) on December 31, 2007. FAS 158 also requires a sponsor to measure the funded status of a plan as of the date of its year-end statement of financial position, which will be effective for USAA on December 31, 2008. USAA intends to execute the recognition provisions of FAS 158 in the second quarter of 2007. Accordingly, IMCO will transfer its prepaid pension asset to USAA in the first quarter in 2007 for cash. Future fundings to USAA will equal the net periodic pension cost allocated to IMCO.

Postretirement benefits plan

Substantially all employees of IMCO may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for USAA. Included in accrued expenses and other liabilities at December 31, 2006, was $4,694,198, which represents the excess of IMCO's allocated net periodic postretirement benefit cost over IMCO's allocated funding requirements.

Defined contribution plan (401k)

Substantially all employees of IMCO are eligible to participate in a contributory retirement plan. IMCO matches participant contributions dollar for dollar to a maximum of 6% of a participant's compensation. During the first three years of credited service, IMCO's contributions are 0% vested, and after three years of credited service, IMCO's contributions are 100% vested.

(4) Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, consist of equity securities and shares of regulated investment companies at fair value.

Securities sold, not yet purchased, represent obligations of IMCO to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as IMCO's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(Continued)

(5) Financial instruments

IMCO's financial instruments are carried at fair value or contracted amounts, which approximate fair value. Financial instruments presented at fair value in the statement of financial condition include securities owned and securities sold, not yet purchased. Fair values are based on quoted market prices or dealer quotes. For all cash and cash equivalents, the carrying amount approximates fair value because of the short maturity of these instruments. Receivables from and payables to brokers or dealers and clearing organizations, receivables from and payables to customers, and receivables from and payables to related parties are presented in the statement of financial condition at contract amounts, which approximate fair value. The contract amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value.

In the normal course of business, IMCO's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose IMCO to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets. It is IMCO's policy to review, as necessary, the credit standing of each counterparty.

IMCO seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. IMCO monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

(6) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006, are presented below:

Deferred tax assets:		
Employee benefits	$	3,759,394
Total gross deferred tax assets		3,759,394
Deferred tax liabilities:		
Depreciable assets and software		(677,374)
Pension		(10,882,980)
Other		(38,964)
Total gross deferred tax liabilities		(11,599,318)
Deferred income taxes payable, net	$	(7,839,924)

Management believes that realization of the deferred tax asset is more likely than not, based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(7) Capital transactions

IMCO paid cash dividends totaling $18,000,000 in 2006 to its direct parent ICORP. ICORP owns 100% of IMCO's outstanding common stock.

(Continued)

CAPCO owns 50,000 shares of IMCO's adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at the option of IMCO. The dividend rate for the preferred stock resets every five years. The preferred stock dividend rate was 6.16% during 2006 and has been adjusted to 6.28% for 2007 through 2011. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. IMCO paid cash dividends totaling $308,000 on the preferred stock to CAPCO in 2006.

(8) Net capital

IMCO is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. IMCO has elected to use the alternative method permitted by the rule, which requires that IMCO maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2006, net capital of $22,795,173 was 13% of aggregate debit items and exceeded the minimum net capital requirement by $19,402,741.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(9) Liabilities subordinated to claims of general creditors

IMCO had no liabilities subordinated to claims of general creditors during 2006.

(10) Credit facility

On April 24, 2006, IMCO executed an unsecured demand promissory note enabling borrowings on an unsecured basis from J. P. Morgan Chase Bank, N.A. Borrowings from J. P. Morgan Chase are guaranteed by CAPCO. There were no borrowings outstanding at December 31, 2006.

(11) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to its business. The ultimate disposition of these matters is not expected to have a significant adverse effect on the financial position of IMCO.

In the normal course of business, IMCO provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral, which is reflected in deposits with clearing organizations on the statement of financial condition. IMCO's obligation under such guarantees could exceed the collateral amounts posted. The maximum potential amount of future payments that IMCO could be required to make under these guarantees cannot be estimated, however the potential for IMCO to be required to make payments under such guarantees is deemed remote.


END